April 2, 2012

VIA EDGAR

United States Securities and Exchange Commission

Re:	Primero Mining Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company’s annual report on Form 40-F to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2011(the “AIF”).

I hereby consent to the use of my name with reference to my involvement in the preparation of the following technical report (the "Technical Report") referred to in the AIF:

  Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Primero Mining Corporation” dated March 11, 2011 prepared by Velasquez Spring, P.Eng., Senior Geologist and Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Sincerely,

/s/ Gordon Watts
Gordon Watts, P.Eng.
Senior Associate Mineral Economist

WATTS, GRIFFIS AND McOUAT LIMITED SUITE 400-8 KING STREET EAST, TORONTO, CANADA, M5C 185
TEL: (416) 364-6244     FAX: (416) 864-1675     EMAIL: info@wgm.ca     WEB: www.wgm.ca